                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)




                          San Juan Basin Royalty Trust
                          ----------------------------
                                (Name of Issuer)


                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)


                                   798241105
                          ----------------------------
                                 (CUSIP Number)


                              Michael S. Paquette
                              Vice President and
                                   Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                               Hanover, NH  03755
                                 (603) 640-2205
                          ----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 20, 1997
                          ----------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.


     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 79 8241105
---------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

               Fund American Enterprises Holdings, Inc. ("FAEH")
                                   94-2708455

---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)
     of a Group (See Instructions)              ------------------

     -------------------- (b) ------------------

(3)  (SEC Use Only)

---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------

(6)  Citizenship or Place
     of Organization          Delaware

---------------------------------------------------------------------------

     Number of Shares    (7)  Sole Voting Power
     Beneficially Owned
     by Each Reporting        -----------------------------
     Person With

                         (8)  Shared Voting Power
                              5,994,876 Units of Beneficial
                              Interest ("Units")

                              -----------------------------


                         (9)  Sole Dispositive Power

                              -----------------------------

                        (10)  Shared Dispositive Power
                              5,994,876 Units
                              -----------------------------

---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by  Each Reporting Person
     5,994,876 Units

---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 14.4%

---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

---------------------------------------------------------------------------

                              CUSIP NO. 79 8241105
---------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                     Fund American Enterprises, Inc. ("FAE")
                                   04-3357154

---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)
     of a Group (See Instructions)              ------------------

     -------------------- (b) ------------------

(3)  (SEC Use Only)

---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------

(6)  Citizenship or Place
     of Organization          Delaware

---------------------------------------------------------------------------

     Number of Shares    (7)  Sole Voting Power
     Beneficially Owned
     by Each Reporting        -----------------------------
     Person With

                         (8)  Shared Voting Power
                              5,994,876 Units
                              -----------------------------

                         (9)  Sole Dispositive Power

                              -----------------------------

                        (10)  Shared Dispositive Power
                              5,994,876 Units
                              -----------------------------


---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by  Each Reporting Person
     5,994,876 Units

---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 14.4%

---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

---------------------------------------------------------------------------

                              CUSIP NO. 79 8241105
---------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    White Mountains Insurance Company ("WMIC")
                                   02-0478119

---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)
     of a Group (See Instructions)              ------------------

     -------------------- (b) ------------------

(3)  (SEC Use Only)

---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------

(6)  Citizenship or Place
     of Organization          Delaware

---------------------------------------------------------------------------

     Number of Shares    (7)  Sole Voting Power
     Beneficially Owned
     by Each Reporting        -----------------------------
     Person With

                         (8)  Shared Voting Power

                              -----------------------------

                         (9)  Sole Dispositive Power

                              -----------------------------

                        (10)  Shared Dispositive Power

                              -----------------------------


---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by  Each Reporting Person


---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)


---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

---------------------------------------------------------------------------

5

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 8 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D DATED DECEMBER 28, 1990 (THE "SCHEDULE 13D"), AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 13, 1992, AMENDMENT NO. 2 DATED NOVEMBER 6, 1992, AMENDMENT NO. 3 DATED APRIL 27, 1993, AMENDMENT NO. 4 DATED JUNE 23, 1993, AMENDMENT NO. 5 DATED JULY 7, 1993, AMENDMENT NO. 6 DATED SEPTEMBER 2, 1993, AND AMENDMENT NO. 7 DATED DECEMBER 23, 1993. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.   PURPOSES OF TRANSACTION.


          Consistent with FAEH's current strategy to redeploy its passive investment portfolio into operating businesses (or to pursue other opportunities) and in light of current market conditions, FAEH has determined to reduce its current position in the Units and, on November 20, 1997, entered into an agreement (the "Purchase Agreement") to sell 5,000,000 Units for net proceeds of $9.25 per Unit to Smith Barney Inc. ("Smith Barney").
The Purchase Agreement prohibits FAEH, FAE and WMIC from disposing of any additional Units for 90 days. Subject to the foregoing, FAEH will continue to hold the remainder of its Units for investment purposes. FAEH reserves the right to sell all or a portion of its remaining Units, subject to the contractual restrictions previously mentioned, at any time and from time to time depending upon market conditions and other factors affecting FAEH's evaluation of the value of the Units or its alternative uses of the proceeds from additional sales of the Units.


           A copy of the Purchase Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby replaced in its entirety:


          (a) & (b) The aggregate number of Units and the percentage of the outstanding Units owned by the indicated persons named in Item 2 is as follows:


                                     UNITS             PERCENTAGE
                                  BENEFICIALLY          OF UNITS
                PERSON               OWNED          BENEFICIALLY OWNED
                ------            -------------     -------------------
                FAEH                5,994,876             14.4%
                FAE                 5,994,876             14.4%


          FAEH shares voting power and dispositive power with FAE with respect to the 5,994,876 Units it holds indirectly through FAE.

          Neither Mr. Arthur Zankel, a director of FAEH, nor First Manhattan Co., a partnership in which Mr. Zankel is a general partner, directly owns any Units. Other partners in First Manhattan Co. directly own 11,500 Units. Mr. Arthur Zankel does not have specific discretionary authority over any Units owned by First Manhattan's clients. The partners of First Manhattan Co. (including Mr. Zankel) have non-specific discretionary authority over 114,100 Units owned by First Manhattan Co.'s clients.

           Other than as set forth above, neither FAEH or FAE, nor, to the best knowledge of FAEH or FAE, any other persons named in Item 2 beneficially owns any Units.

           (c) Other than as set forth in Item 4, there have been no transactions by FAEH, FAE or WMIC, or to the knowledge of FAEH, FAE or WMIC, any of the persons listed on Schedule I attached hereto, in Units effected during the past 60 days.

        (d)  None

        (e)  Not Applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby replaced in its entirety.
          The response to Item 4 is incorporated herein by reference.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by adding the following new Exhibit.
          (c)(1)  Purchase Agreement.

                                   SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1997

                                FUND AMERICAN ENTERPRISES HOLDINGS, INC.




                                BY:       /s/ Michael S. Paquette
                                    ------------------------------------
                                Name:     Michael S. Paquette
                                Title:    Vice President and Controller



                                FUND AMERICAN ENTERPRISES, INC.


                                BY:       /s/ James H. Ozanne
                                    ------------------------------------
                                Name:     James H. Ozanne
                                Title:    President



                                WHITE MOUNTAINS INSURANCE COMPANY



                                BY:       /s/ Michael S. Paquette
                                    ------------------------------------
                                Name:     Michael S. Paquette
                                Title:    Vice President and Controller

                           SCHEDULE I TO SCHEDULE 13D


     The following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Insurance Company ("WMIC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.


NAME AND                                            PRESENT PRINCIPAL
BUSINESS ADDRESS          OFFICE                    OCCUPATION OR EMPLOYMENT
-----------------         ------                    -------------------------
FAEH

Raymond Barrette          Executive Vice President  Executive Vice President
                          and Chief Financial       and Chief Financial
                          Officer of FAEH           Officer of FAEH and
                                                    Chief Financial Officer
                                                    of White Mountains
                                                    Holdings, Inc.

Dennis P. Beaulieu        Vice President &          Vice President &
Fund American             Secretary of FAEH,        Secretary of FAEH,
 Enterprises              Chief Financial           Chief Financial
 Holdings, Inc.           Officer and Director      Officer of WMIC
80 South Main Street      of WMIC
Hanover, NH  03755

John J. Byrne             Chairman of the Board,    Nonexecutive Chairman of
Fund American             President and Chief       the Board of FAEH
 Enterprises              Executive Officer of
 Holdings, Inc.           FAEH, Chairman of the
80 South Main Street      Board of FAE
Hanover, NH  03755

Patrick M. Byrne          Director of FAEH and      Chief Executive
Centricut, LLC            WMIC                      of Centricut, LLC
2 Technology Drive,
STE 3
West Lebanon, NH 03784

Reid T. Campbell          Assistant Controller      Assistant Controller
Fund American             of FAEH and Director      of FAEH
 Enterprises              of WMIC
 Holdings, Inc.
80 South Main Street
Hanover, NH  03755

Howard L. Clark           Director of FAEH          Retired
200 Park Avenue,
Suite 4501
New York, NY  10166


Howard L. Clark, Jr.      Director of FAEH           Vice Chairman of Lehman
Lehman Brothers Inc.                                 Brothers Inc.
American Express Tower
New York, NY  10128

                           SCHEDULE I TO SCHEDULE 13D
                                    (cont.)




NAME AND                                            PRESENT PRINCIPAL
BUSINESS ADDRESS          OFFICE                    OCCUPATION OR EMPLOYMENT
-----------------         ------                    -------------------------
Robert P. Cochran         Director of FAEH          President & Chief
Financial Security                                  Executive Officer of
 Assurance                                          Financial Security
 Holdings Ltd.                                      Assurance Holdings Ltd.
350 Park Avenue
New York, NY  10022

George J. Gillespie, III  Director of FAEH          Partner in Cravath,
Cravath, Swaine &                                   Swaine & Moore
 Moore
825 Eighth Avenue
New York, NY 10019

K. Thomas Kemp        President, Chief Executive         President and Chief
Fund American         Officer & Director of FAEH,        Executive Officer of
 Enterprises          Director of FAE, Chairman of       FAEH
 Holdings, Inc.       the Board of WMIC
80 South Main Street
Hanover, NH  03755

Gordon S. Macklin     Director of FAEH                   Chairman of the
8212 Burning Tree                                        Board of White
 Road                                                    River Corporation
Bethesda, MD 20817

Frank A. Olson        Director of FAEH                   Chairman of the
The Hertz                                                Board & Chief
Corporation                                              Executive Officer of
225 Brae Boulevard                                       The Hertz
Park Ridge, NJ 07656                                     Corporation

Michael S. Paquette   Vice President & Controller        Vice President &
Fund American         of FAEH and WMIC                   Controller of FAEH
 Enterprises          Director of FAE and WMIC
 Holdings, Inc.
80 South Main Street
Hanover, NH  03755

David G. Staples      Vice President & Director          Vice President &
Fund American         of Taxation of FAEH                Director of Taxation
  Enterprises                                            of FAEH
  Holdings, Inc.
80 South Main Street
Hanover, NH  03755

Arthur Zankel         Director of FAEH                   Co-Managing Partner
First Manhattan Co.                                      First Manhattan Co.
437 Madison Ave.
New York, NY  10022

                           SCHEDULE I TO SCHEDULE 13D
                                    (cont.)




NAME AND                                            PRESENT PRINCIPAL
BUSINESS ADDRESS          OFFICE                    OCCUPATION OR EMPLOYMENT
-----------------         ------                    -------------------------
FAE

John J. Byrne         (see above)                   (see above)
(see above)


Terry L. Baxter       Director of FAE               President of White
White Mountains                                     Mountains Holdings,
  Holdings, Inc.                                    Inc.
80 South Main Street
Hanover, NH  03755


K. Thomas Kemp        (see above)                   (see above)
(see above)


James H. Ozanne       President and Director        President of FAE
Fund American         of FAE
Enterprises, Inc.
The 1820 House,
Main Street
Norwich, VT  05055

Michael S. Paquette   (see above)                   (see above)
(see above)



Robert E. Snyder      Secretary & Controller of          Secretary and
Fund American         FAE                                Controller of
Enterprises, Inc.                                        FAE
The 1820 House, Main
Street
Norwich, VT  05055

                           SCHEDULE I TO SCHEDULE 13D
                                    (cont.)



NAME AND                                            PRESENT PRINCIPAL
BUSINESS ADDRESS          OFFICE                    OCCUPATION OR EMPLOYMENT
-----------------         ------                    -------------------------
WMIC

Terry L. Baxter       (see above)                   (see above)
(see above)


Dennis P. Beaulieu    (see above)                   (see above)
(see above)


Patrick M. Byrne      (see above)                   (see above)
(see above)


Reid T. Campbell      (see above)                   (see above)
(see above)


Morgan Davis          President, Chief              President and Chief
80 South Main Street  Executive Officer and         Executive
Hanover, NH  03755    Director of WMIC              Officer of WMIC


K. Thomas Kemp        (see above)                   (see above)
(see above)


Michael S. Paquette   (see above)                   (see above)
(see above)

                                 EXHIBIT INDEX


EXHIBIT NO.              NAME OF EXHIBIT               PAGE NO.
-----------              ---------------               --------

(c)(1)                   Purchase Agreement